

07003723

BD 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Greentree Office Plaza 40 Lloyd Avenue Suite 102
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Johnson, Jr. (610) 644-6616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rimmer & Jennings, LLC
(Name – *if individual, state last, first, middle name*)

117 Gayley Street (Address) Media (City) PA (State) 19063 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

JOHNSON SECURITIES, INC.

CONTENTS

Supplementary Information

OATH OR AFFIRMATION

I, John C. Johnson, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of Johnson Securities, Inc. as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me on the 24th day of January, 2007



Signature

President

Title

Notary Public, State of Pennsylvania

Commission expires September 18, 2007


PENNSYLVANIA
Notarial Seal
Knaff, Notary Public
Chester County
Expires Sept. 18, 2007
Association Of Notaries

Notary Public

RIMMER & JENNINGS, LLC
CERTIFIED PUBLIC ACCOUNTANTS

(610) 565-3070

117 GAYLEY STREET
MEDIA, PENNSYLVANIA 19063
FAX (610) 565-7580

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Johnson Securities, Inc.

We have audited the accompanying statement of financial condition of Johnson Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Johnson Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included herein as supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required

by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rimmer + Jennings, LLC

January 24, 2007
Media, Pennsylvania

JOHNSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:	
Cash	$ 1,804
Commissions receivable	19,049
Investment securities	178,582
Total Current Assets	199,435
TOTAL ASSETS	$199,435

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commissions payable	$ 15,003
Due to Johnson	16,317
Corporate income taxes	4,688
Deferred income taxes	15,500
Total Current Liabilities	51,508
SHAREHOLDER'S EQUITY:	
Common stock, authorized 5,000 shares $1 par value, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	7,900
Retained earnings	79,225
Accumulated other comprehensive income:	
Unrealized gain on securities, net of deferred income taxes of 18,000	59,802
Total Shareholder's Equity	147,927
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$199,435

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Commissions earned	$ 240,242
Interest income	143
	240,385
EXPENSES:	
Commissions	188,396
Commissions refunded	7,981
Management fees	14,415
Operating expenses	25,423
	236,215
NET INCOME BEFORE INCOME TAXES	4,170
PROVISION FOR INCOME TAXES:	
State	897
Federal	1,291
	2,188
NET INCOME	$ 1,982

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common stock, $1 par value, 5,000 authorized, 1,000 shares issued	Capital in excess of par value
BALANCE, JANUARY 1, 2006	$1,000	$7,900
COMPREHENSIVE INCOME (LOSS)		
Net income		
Other comprehensive income (loss):		
Unrealized holding gain (loss) on investment securities, net of deferred income tax benefit of $15,000		
TOTAL COMPREHENSIVE INCOME (LOSS)		
BALANCE, DECEMBER 31, 2006	$1,000	$7,900

See Accompanying Notes

Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholder's Equity
$77,243	$ 70,908	$157,051
1,982		1,982
	(11,106)	(11,106)
		(9,124)
$79,225	$ 59,802	$147,927

JOHNSON SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions received	$237,707
Interest received	143
Commissions paid	(185,707)
Commissions returned	(7,981)
Management fees paid	(3,766)
Operating expenses paid	(21,409)
Income taxes paid	(1,714)
Net Cash Provided by Operating Activities	17,273
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investment securities	(25,280)
NET DECREASE IN CASH	(8,007)
CASH AT BEGINNING OF YEAR	9,811
CASH AT END OF YEAR	$ 1,804
RECONCILIATION OF NET INCOME TO NET CASH USED FOR OPERATING ACTIVITIES:	
Net Income	$ 1,982
Adjustment to reconcile net income to net cash provided by operating activities:	
Deferred income tax benefit	(2,500)
Change in current assets and liabilities:	
Increase in commissions receivable	(2,535)
Decrease in prepaid rent	700
Increase in income taxes payable	2,988
Increase in commissions payable	1,593
Increase in due to Johnson	15,045
Net Cash Provided by Operating Activities	$ 17,273

See Accompanying Notes

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 INVESTMENT SECURITIES

Marketable Securities consist of The Nasdaq Stock Market, Inc common stock. The stock is traded on the Nasdaq Stock Market and is valued at quoted market price. At December 31, 2006 the fair value of the stock was $178,582 and the total unrealized gain included in accumulated other comprehensive income was $77,802.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company has a sales agreement with its sole stockholder (Johnson) whereby the Company pays Johnson 75% of all commissions generated by Johnson. As part of the agreement, Johnson has agreed that his commission is payable solely from the proceeds of the receivables and waives his right to payment until the Company is in receipt of the commission. In 2006, the Company recognized commission expense to Johnson in the amount of $59,992.

In addition, the Company pays Johnson a management fee based on 6% of commission income. Johnson waives his right to the management fee from the Company if the existence of such right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission. In 2006, the Company incurred management fees to Johnson in the amount of $14,415. The Company has an informal arrangement with John C. Johnson, Jr., Inc. to share the office space and clerical staff of John C. Johnson, Inc. In 2006, the Company incurred operating expenses of $5,400 for reimbursements made to John C. Johnson, Jr., Inc.

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2006 was .57 to 1.

At December 31, 2006, the Company had net capital, as defined, of $90,041 and excess net capital of $85,041.

NOTE 7 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2006

Line*	Computation of Net Capital	
1	Total ownership equity from Statement of Financial Condition	$147,927
5	Total capital and allowable subordinated Liabilities	147,927
8	Net capital before haircuts on securities positions	147,927
9	Haircuts on securities	
	C. Trading and investment securities:	
	4. Other securities	25,864
	D. Undue concentration	25,864
	E. Non-marketable securities	6,158
		57,886
10	Net capital	$ 90,041
	Computation of Net Capital Requirement	
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 3,433
12	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	$ 85,041
15	Excess net capital at 1,000%	$ 84,890
	Computation of Aggregate Indebtedness	
16	Total A.I. liabilities from Statement of Financial Condition	$ 51,508
19	Total aggregate indebtedness	$ 51,508
20	Percentage of aggregate indebtedness to net capital	57%

*Line references are to FOCUS report, Part IIA

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2006

Statement Pursuant to Paragraph (d) (2) of Rule 17a-5

There are no liabilities subordinated to claim of general creditors.

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Johnson Securities, Inc. and included in the Company's unaudited FOCUS report, Part IIA filed as of the same date.

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

RIMMER & JENNINGS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

117 GAYLEY STREET
MEDIA, PENNSYLVANIA 19063

(610) 565-3070

FAX (610) 565-7580

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Johnson Securities, Inc.

In planning and performing our audit of the financial statements of Johnson Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rimmer + Jennings

January 24, 2007
Media, Pennsylvania

END